

April 20, 2011

L. Stephen Smith
Chief Executive Officer
The PMI Group, Inc.
3003 Oak Road
Walnut Creek, California 94597

> **Re:** **The PMI Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Schedule 14A Filed April 12, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No. 001-13664**

Dear Mr. Smith:

     We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Joel Parker
              Accounting Branch Chief